Exhibit (h)(3)(b)

February 1, 2009

BLACKROCK LIQUIDITY FUNDS

Re:	Revised Transfer Agency Services Fees

Dear Sir/Madam:

This revised letter constitutes our agreement with respect to compensation to be paid to PNC Global Investment Servicing (U.S.) Inc. (formerly, PFPC Inc.) (“PNC”) under the terms of a Transfer Agency Services Agreement dated February 10, 1999 between BlackRock Liquidity Funds (formerly, BlackRock Provident Institutional Funds) (“you” or the “Fund”) and PNC, as amended or amended and restated from time to time (the “Agreement”) for services provided on behalf of each of the Fund’s investment portfolios (each a “Portfolio”). Pursuant to the Agreement, and in consideration of the services to be provided to each Portfolio, the Fund will pay PFPC certain fees and reimburse PFPC for its out-of-pocket and other expenses incurred on its behalf, as set forth below. This letter supercedes all previous fee agreements with respect to the fees set forth herein.

1)	Account Fee:

Open Account	$16.00 per account per annum
Closed Account:	$ 1.50 per account per annum

Fees shall be calculated and paid monthly based on one-twelfth (1/12th) of the annual fee. A closed account is defined as having a zero balance with no dividend payable. Closed accounts are purged annually after year-end tax reporting.

2)	Annual Base Fee:

The annual base fee shall be $1,750,000, excluding out-of-pocket expenses, for the first 40 classes plus $50,000 for each additional class beyond the first 40. The monthly aggregate base fee will be allocated pro-rata to each class based on average net assets.

3)	Transaction Charges:

Wires (receipt/disbursement; international/domestic)	$ 4.00 per wire

4)	PFPC FundSERV/Networking Fees:

PFPC Setup fee:	$ 2,000.00 One-time Setup charge per fund family (PFPC and Fund acknowledge previously paid)

PFPC Transaction fees:
NSCC FundSERV	$ .25 per transaction
NSCC Networking:	No charge
Commission Settlement:	No charge
ACATS:	No charge
Mutual Fund Profile Service:	$10.00 per month per fund/class

Note: NSCC will deduct its direct monthly fee on the 15th of each month from PFPC’s cash settlement that day. PFPC will include these charges as an out-of-pocket expense on its next invoice.

5)	Electronic provision of monthly statement information from PFPC’s OEP institutional transfer agency system (“OEP System”):

$300.00 per month

6)          Miscellaneous Charges include, but are not limited to, charges for the following products and services as applicable: ad hoc reports, ad hoc SQL time, banking services, COLD storage, digital recording, training, microfiche/microfilm production, magnetic media tapes and freight, pre-printed stock (including business forms, certificates, envelopes, checks and stationary), consolidated statement charges, audio response charges, negotiated time and materials for development and programming costs and conversion and deconversion expenses (unless otherwise agreed).

7)          Out-of-Pocket Expenses include, but are not limited to: telephone lines, postage, overnight delivery, mailgrams, hardware/phone lines for data transmissions and remote terminal(s), wire fees, ACH charges, exchange fee, record retention and storage, b/c notices, account transcripts, labels, user tapes, travel expenses, and expenses incurred at the direction of the Fund. Out-of-pocket expenses are billed as they are incurred.

8)          Shareholder Expenses include, but are not limited to: IRA/Keogh processing, exchange fees between Portfolios, requests for account transcripts, returned checks, lost certificate bonding, overnight delivery as requested by the shareholder, and wire fee for disbursement if requested by the shareholder. Shareholder expenses are billed as they are incurred.

Any fee, out-of-pocket expenses or shareholder expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1% per month until payment of the fees are received by PFPC.

The fee for the period from the date hereof until the end of the year shall be prorated according to the proportion which such period bears to the full annual period.

Each party hereto is represented by counsel, and no presumptions shall arise favoring any party by virtue of the authorship of any provision of this letter.

If the foregoing accurately sets forth our agreement and you intend to be legally bound hereby, please execute a copy of this letter and return it to us.

Very truly yours, PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.

By:

Name:

Title:

Agreed and Accepted: BLACKROCK LIQUIDITY FUNDS

By:

Name:

Title:

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